FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on April 25, 2005 announcing the Company's earnings for the fourth quarter and full year of 2004.

Exhibit 1

DIANA SHIPPING INC. REPORTS RESULTS FOR FOURTH QUARTER AND FULL YEAR 2004

Athens, Greece, April 25, 2005 --

Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $31.6 million for the fourth quarter of 2004. This represents an increase of $28.2 million or 829% compared to net income of $3.4 million for the fourth quarter of 2003. Results for the twelve months ended December 31, 2004, show net income of $60.1 million, which increased by $50.6 million or 533% compared to net income of $9.5 million for 2003.

The company attributed the sharp increase in earnings primarily to higher voyage and time charter revenues, as well as a gain on the sale of a vessel in October 2004. Voyage and time charter revenues rose 111% for the fourth quarter and 153% for the year ended December 31, 2004, as compared with the respective 2003 periods, largely due to fleet expansion and increases in time charter hire rates.

Announcement of First Quarter Results; Expected Dividend Declaration Diana Shipping expects to report its financial results for the first quarter of 2005, including the declaration of its dividend for the 14-day stub period ended March 31, 2005, on May 5, 2005. The daily Time Charter Equivalent rate for the first quarter of 2005 is expected to be approximately 15% higher than the Time Charter Equivalent for the fourth quarter of 2004 and approximately 45% higher than the Time Charter Equivalent for the first quarter of 2004.


Summary of Selected Financials and Other Data
                                                                              Three Months Ended
                                                Year Ended December 31,          December 31,
                                                 2004        2003            2004            2003
                                                 ----        ----            ----            ----

INCOME STATEMENT DATA
(in thousands of US Dollars)
Voyage and time charter revenues              63,839          25,277          18,452           8,749
Voyage expenses                                4,330           1,549           1,243             595
Vessel operating expenses                      9,514           6,267           2,747           2,231
Net income                                    60,083           9,489          31,570           3,399
FLEET DATA:
Average number of vessels                        6.3             5.1             7.0             6.0
Number of vessels                                7.0             6.0             7.0             6.0
Weighted average age of the fleet                3.4             2.9             3.4             2.9
Ownership days                                 2,319           1,852             644             552
Available days                                 2,319           1,852             644             552
Operating days                                 2,315           1,845             644             552
Utilization                                     99.8%           99.6%            100%            100%
AVERAGE DAILY RESULTS:
Time charter equivalent (TCE) rate            25,661          12,812          26,722          14,772
Daily vessel operating expenses                4,103           3,384           4,266           4,042

Fleet Employment Profile
Currently Diana's fleet is employed as follows:

Vessel's name                Employment           Expiration(2)
-------------                ----------           -------------


Alcyon                       (TC) $ 22,582        Oct. 15, 2007
Calipso                      (TC) $ 40,000        Jul. 5, 2005
Clio(1)                              N/A                 N/A
Danae                        (TC) $ 30,000        Jan. 13, 2007
Dione                        (TC) $ 32,500        Nov. 4, 2005
Nirefs                       (TC) $ 40,000        Aug. 15, 2005
Oceanis                      (TC) $ 30,650        Aug. 20, 2005
Pantelis SP                  (TC) $ 47,500        Jan. 25, 2008
Protefs                      (TC) $ 31,000        Aug. 5, 2005
Triton                       (TC) $ 37,300        Nov. 27, 2005

----------
1    Expected delivery from the shipyard on May 15, 2005
2    Assuming earliest redelivery

Webcast Information

     Diana Shipping Inc. will conduct a conference call and webcast at 10:30 A.M. (Eastern Time) on Tuesday, April 26, 2005, to discuss these financial results. Investors may access the webcast on the Company's website at www.dianashippinginc.com by clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". Listeners should allow extra time before the webcast begins to register for the webcast and download any necessary audio software. The conference call also may be accessed by telephone by dialing 1-888-858-4756 (for U.S.-based callers) or 1-973-935-2405 (for international callers).

A replay of the webcast will be available shortly after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 5978642.

About the Company
Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Diana Shipping Inc. completed its initial public offering of common stock on March 23, 2005.

                         (See financial tables attached)


                                                  DIANA SHIPPING INC.
                                           CONSOLIDATED STATEMENTS OF INCOME
                     (Expressed in thousands of U.S. Dollars, except for share and per share data)

                                                             Three Months Ended                     Year Ended
                                                                December 31,                      December 31,
                                                           2004             2003             2004             2003
                                                        ------------     ------------     -----------     --------------
 REVENUES:
 Revenue from vessels                                  $     18,452     $      8,749     $    63,839     $       25,277
 EXPENSES:
      Voyage expenses                                         1,243              595           4,330              1,549
      Vessel operating expenses                               2,747            2,231           9,514              6,267
      Depreciation                                            1,421            1,201           5,087              3,978
      Management fees                                           287              216             947                728
      Executive management services and rent                    382              367           1,528              1,470
      General and administrative expenses                        89               63             300                123
      Foreign currency losses                                     1               10               3                 20
                                                        ------------     ------------     -----------     --------------

      Operating income                                       12,282            4,066          42,130             11,142
                                                        ============     ============     ===========     ==============

 OTHER INCOME (EXPENSES):
      Interest and finance costs, net                          (757)            (674)         (2,165)            (1,680)
      Interest income                                            63                7             136                 27
      Gain on vessel's sale                                  19,982                -          19,982                  -
                                                        ------------     ------------     -----------     --------------

      Total other income (expenses), net                     19,288            (667)          17,953            (1,653)
                                                        ============     ============     ===========     ==============

 Net income                                            $     31,570     $      3,399     $    60,083     $        9,489
                                                        ============     ============     ===========     ==============
Earnings per common share, basic and diluted           $       1.14     $       0.12     $      2.17     $         0.37
                                                        ============     ============     ===========     ==============
Weighted average number of common shares                 27,625,000       27,625,000      27,625,000         25,340,596
                                                        ============     ============     ===========     ==============


BALANCE SHEET DATA
                                                                                                  December 31,
                                                                                        2004             2003
                                                                                      ----------     ----------
ASSETS
 Cash and cash equivalents                                                            $     1,758    $     7,441
 Other current assets                                                                       1,791          1,631
 Advances for vessels under construction and acquisitions and other
 vessel costs                                                                              19,234          8,642
 Vessels' net book value                                                                  132,853        116,703
 Other non-current assets                                                                       -            77
                                                                                        ----------    ----------
            Total assets                                                              $   155,636    $   134,494
                                                                                        ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current liabilities, including current portion of long term debt                      $    11,344    $     9,107
Long-term debt, net of current portion                                                     85,168         76,601
Other non-current liabilities                                                                  72            345
Total stockholders' equity                                                                 59,052         48,441
                                                                                        ----------    ----------
     Total liabilities and stockholders' equity                                       $   155,636    $   134,494
                                                                                        ==========    ==========



                                                                                            Year ended December 31,
                                                                                             2004            2003
                                                                                          -----------     ------------
 Cash Flows from Operating Activities:

 Net income                                                                           $    60,083    $     9,489
 Adjustments  to  reconcile  net income to net cash
 provided by operating activities:

     Depreciation                                                                           5,087          3,978
     Executive management services and rent                                                 1,528          1,470
     Amortization of financing costs                                                           88             73
     Gain on sale of vessel                                                               (19,982)             -
     Other                                                                                   (264)          (245)
     Change in operating assets and liabilities                                               839            453
                                                                                       ----------     ------------

 Net Cash from Operating Activities                                                        47,379         15,218
                                                                                       ----------     ------------

 Cash Flows from Investing Activities:
     Advances for vessels  under  construction  and
     acquisitions and other vessel costs                                                  (17,021)       (10,854)
     Vessel acquisitions                                                                  (35,956)       (41,869)
     Proceeds from sale of vessel                                                          41,199              -
                                                                                       -----------    ----------
 Net Cash used in Investing Activities                                                    (11,778)       (52,723)
                                                                                       -----------    ----------

 Cash Flows from Financing Activities:
     Proceeds from long-term debt                                                          15,750         33,500
     Issuance of common stock                                                                   -         14,000
     Decrease in restricted cash                                                              169            334
     Other                                                                                     86           (357)
     Payments of long-term debt                                                            (6,289)        (4,398)

     Cash dividends                                                                       (51,000)             -
                                                                                       -----------   ------------

 Net Cash from (used in) Financing Activities                                            (41,284)         43,079
                                                                                       -----------   ------------

 Net increase (decrease) in cash and cash equivalents                                     (5,683)          5,574
 Cash and cash equivalents at beginning of year                                             7,441          1,867
                                                                                       -----------     ------------

 Cash and cash equivalents at end of year                                             $     1,758    $     7,441
                                                                                       ===========     ============
 SUPPLEMENTAL CASH FLOW INFORMATION
     Cash paid during the year for:
        Interest    payments,    net   of   amounts
     capitalized                                                                      $     2,279    $     1,393
                                                                                       ===========     ============
      Non-cash financing activities:
        Executive management services and rent                                        $     1,528    $     1,470
                                                                                       ===========     ============


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Registration Statement on Form F-1, our Annual Report on Form 20-F, when filed, and our reports on Form 6-K.

Contacts:            Diana Shipping Services S.A.
                     Manager for
                     Diana Shipping Inc.
                     Pendelis 16
                     175 64 Palaio Faliro
                     Athens, Greece
                     Tel:   (30) 210 947-0100
                     E-mail: investors@dianashippinginc.com
                     Web-site: www.dianashippinginc.com


                     Mr. Konstantinos Koutsomitopoulos
                     Chief Financial Officer
                     Diana Shipping Inc.
                     Tel:  (30) 210 947-0100


                     Mr. Simeon Palios
                     Chairman & CEO
                     Diana Shipping Inc.
                     Tel:  (30) 210 947-0100

23159.0002 #566379

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)

Dated: April 25, 2005                      By:  /s/ Anastassis Margaronis
                                                --------------------------
                                                Anastassis Margaronis
                                                President

23159.0002 #566379